Chunghwa Telecom Announces Senior Management Changes

Taipei, Taiwan, R.O.C. April 1, 2013 - Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) today announced that its Board of Directors has appointed Dr. Yen-Sung Lee as Chairman and CEO of Chunghwa Telecom. Dr. Lee replaces Dr. Shyue-Ching Lu who resigned from his position as Chairman and CEO effective on April 1, 2013 due to personal reasons. In addition, Mr. Mu-Piao Shih was appointed President of the Company, succeeding Dr. Lee.

Dr. Yen-Sung Lee previously served as the President of Chunghwa Telecom since his appointment in 2012 and has worked at Chunghwa Telecom for 39 years. Prior to becoming President, he served as the Senior Executive Vice President in charge of the marketing and IT departments. Dr. Lee has been instrumental in the Company’s ICT & cloud business development over the past several years with his extensive background in information and data engineering. Dr. Lee received a Ph.D in Information Engineering from the National Chiao Tung University in Taiwan.

Mr. Mu-Piao Shih has been at Chunghwa for 34 years and was most recently the Company’s Senior Executive Vice President in charge of the corporate planning department which oversees the Company’s strategic planning and implementation, including the overall network deployment. Prior to that, he was the President of the Company’s mobile business group where he had worked for over 14 years in various roles. Mr. Shih received a Master’s degree in Electrical Engineering from the National Taiwan University.

About Chunghwa Telecom

Chunghwa Telecom is the leading integrated telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet services to residential and business customers in Taiwan.

For inquiries:

Fu-fu Shen Investor Relations +886 2 2344 5488 chtir@cht.com.tw